

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Mr. Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

>   **RE: Colgate-Palmolive Company**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 23, 2012**
>   **File No. 1-644**

Dear Mr. Hickey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Executive Overview and Outlook, page 13

2. You discuss continuous, Company-wide initiatives to lower costs and increase effective asset utilization through which you seek to become even more effective and efficient throughout your businesses. These are referred to as funding-the-growth initiatives. You also refer to

funding-the-growth initiatives and the corresponding costs savings throughout your results of operations discussions for consolidated and segments' results. Please expand your disclosures to provide additional details regarding the specific nature of these initiatives. It is not clear what specific activities are occurring to lower costs and increase effective asset utilization. Please also tell us what consideration you gave as to whether these would constitute restructuring activities pursuant to ASC 420 and correspondingly whether additional disclosures should be provided pursuant to ASC 420-10-50 as well as SAB Topic 4:P.4.

Results of Operations

Net Income Attributable to Colgate-Palmolive Company, page 16

3. You discuss net income attributable to Colgate-Palmolive Company excluding certain items. In a similar manner to your disclosures regarding non-GAAP operating profit and non-GAAP effective income tax rate, please identify this amount as a non-GAAP financial measure and reconcile this amount to the corresponding GAAP amount. Refer to Item 10(e) of Regulation S-K.

Non-GAAP Financial Measures, page 20

4. You provide a table with quantitative reconciliations of various Non-GAAP financial measures to the most directly comparable GAAP financial measures. With the exception of net sales, your table includes every line item presented on your statements of income on page 35. Please revise your presentation in order to prevent undue prominence being given on this non-GAAP information. In this regard, it appears that you could continue to provide relevant information without presenting this almost full non-GAAP income statement. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Your Form 8-K filed on January 26, 2012 also appears to include a similar table. Please make necessary revisions in your Forms 8-K as well.

5. Your discussion on page 20 appears to only refer to some of the non-GAAP financial measures presented in your Form 10-K. For example, your table on page 21 also presents non-GAAP cost of sales, gross profit, other (income) expense, net, operating profit margin, as well as additional items. You should clearly identify each of these non-GAAP financial measures presented and correspondingly expand your discussion pursuant to Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 22

6. Please enhance your liquidity disclosures to address the following:

- Disclose the amount of foreign cash, cash equivalents, and short-term investments you have as compared to your total amount of cash, cash equivalents, and short-term investments as of the latest balance sheet date; and
- Discuss the fact that if the foreign cash, cash equivalents, and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Consolidated Balance Sheets, page 36

7. It is not clear why you are providing a subtotal in your stockholders' equity section after accumulated other comprehensive income (loss). Please advise or remove this subtotal.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page 40

General

8. For each expense line item that includes cooperative advertising payments or other payments to resellers, please disclose the related amounts included in that line item. Refer to ASC 605-50-45.

Note 15. Supplemental Income Statement Information, page 68

Other Comprehensive Income, page 69

9. Please disclose any reclassification adjustments made during each period presented pursuant to ASC 220-10-45-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief